July 24, 2019
VIA EDGAR
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Edward P. Bartz
RE:               Grosvenor Registered Multi-Strategy Fund (W), LLC
(File Nos. 333-231855 and 811-22857)
Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933;Amendment No. 14 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC
(File Nos. 333-231856 and 811-22352)
Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933; Amendment No. 14 to Registration Statement under the Investment Company Act of 1940
Grosvenor Registered Multi-Strategy Fund (TI 2), LLC
(File Nos. 333-231853 and 811-22353)
Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933;Amendment No. 16 to Registration Statement under the Investment Company Act of 1940
Dear Mr. Bartz:
This letter is in response to additional comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on July 23, 2019, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).
This letter responds to the Staff’s request for additional information regarding comments relating to the Registrants’ Registration Statements that were addressed in a letter to the Staff dated July 19, 2019 (the “Original Response Letter”).  Changes in response to the Staff’s additional Comments as described below will be made in pre-effective amendments to the Registrants’ Registration Statements, which will be filed pursuant to Form N-2/A.
We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.
1.
Comment:     In the Original Response Letter, the Staff requested that the Registrants confirm supplementally that the Financial Industry Regulatory Authority, Inc. (“FINRA”) has reviewed and issued a “no objections letter” with respect to the filings. The Staff reiterates this comment.

Response:        Each Registrant supplementally confirms that it expects to receive a “no objections letter” shortly.

2.
Comment:      In the Original Response Letter, the Staff requested that the Registrants move the disclosure in bold under the heading “TO ALL INVESTORS” to the outside front cover of the prospectus and to state that the Registrant’s shares will not be listed on an exchange and that it is not anticipated that a secondary market for the shares will develop.  The Staff acknowledges that the Registrants have added disclosure stating the shares will not be listed on an exchange, and asks that the Registrants add disclosure stating that the funds may not be suitable for all investors.

Response:       The Registrants will make the requested change.
3.
Comment:    In the Original Response Letter, with respect to the disclosure under the heading “Fees and Expenses” in the “Summary of Terms,” the Staff requested that each Registrant disclose that only the Registrant’s Board may terminate the expense limitation agreement. The Staff reiterates this comment, and notes that if the adviser can terminate the expense limitation agreement prior to its expiration date the expense limitation agreement cannot be included in the table under the heading “Summary of Fund Expenses.”

Response:      The Registrants supplementally note that no party to the expense limitation agreement may terminate the expense limitation agreement prior to its expiration date.
4.
Comment:    In the Original Response Letter, the Staff requested that the Registrants provide the undertaking required by Item 34.1 of Form N-2 regarding suspension of the offering.  The Staff reiterates this comment.

Response:     The Registrants will make the requested change.
Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.
Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Michael Sullivan, Chief Compliance Officer of each Registrant George J. Zornada, K&L Gates LLP